Filed pursuant to Rule 433
February 6, 2006

Relating to
Preliminary Pricing Supplement No. 17 dated February 6, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUSSM due April 3, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the
Value of the Goldman Sachs Commodity Light Energy Index - Excess Return

Offering Price:	$10 per PLUS
Aggregate Principal Amount:	TBD
Original Issue Date (Settlement):	March 3, 2006
Maturity:	April 3, 2007
Coupon:	None
Payment at Maturity:	If final index value > initial index value, then $10+($10*index percent increase*200%)
If final index value is < or = initial index value, then $10*(final index value/initial index value)
Maximum Payment at Maturity:	$11.50 to $11.80 per PLUS (actual maximum payment amount to be determined on the pricing date)
Minimum Payment at Maturity:	$0
Denominations:	$1,000 and $10 integral multiples thereof
CUSIP:	61747Y360
Issuer Ratings:	Aa3 / A+
Agent:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Preliminary Pricing Supplement No. 17, dated February 6, 2006
Prospectus Supplement, dated January 25, 2006
Prospectus, dated January 25, 2006